APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

TB Duvall, LLC dba Morning Brew
Balance Sheet - unaudited
For the period ended 12/31/19

	Current Period [Balance DATE]
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-

Total Other Assets | | | -

TOTAL ASSETS | | $ | -

LIABILITIES

Current Liabilities:

Accounts Payable		$	-
Business Credit Cards			-
Sales Tax Payable			-
Payroll Liabilities			-
Other Liabilities			-
Current Portion of Long-Term Debt			-
Total Current Liabilities			-

Long-Term Liabilities:

Notes Payable			-
Mortgage Payable			-
Less: Current portion of Long-term debt			-
Total Long-Term Liabilities			-

EQUITY

Capital Stock/Partner's Equity			-
Opening Retained Earnings			-
Dividends Paid/Owner's Draw			-
Net Income (Loss)			-
Total Equity			-

TOTAL LIABILITIES & EQUITY | | $ | -

Balance Sheet Check

Tayo Bailey-Duvall
I, ______, certify that:

1. The financial statements of TB Duvall, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of TB Duvall, LLC has not been included in this Form as TB Duvall, LLC was formed on 01/09/2019 and has not filed a tax return to date.

Signature DocuSigned by: Tayo Bailey-Duvall 886B878001F34C8...

Name: Tayo Bailey-Duvall

Title: Owner